Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 43

DATED NOVEMBER 16, 2006
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 43 supplements certain information contained in our prospectus dated August 31, 2005, as supplemented by Supplement No. 13 dated January 11, 2006, Supplement No. 21 dated April 11, 2006, Supplement No. 25 dated June 13, 2006, Supplement No. 37 dated September 8, 2006, Supplement No. 38 dated September 22, 2006, Supplement No. 39 dated October 11, 2006, Supplement No. 40 dated October 20, 2006, Supplement No. 41 dated November 1, 2006 and Supplement No. 42 dated November 13, 2006.  This supplement adds certain information to the prospectus section entitled “Business and Policies” and updates the information in the section entitled “Plan of Distribution” as described below.  You should read this Supplement No. 43 together with our prospectus dated August 31, 2005 and each of the foregoing supplements thereto.

Business and Policies

This section supplements the discussion contained in the prospectus under the heading “Business and Policies” which begins on page 107 of the prospectus.  A new subsection titled “Description of Real Estate Assets” has been added by Supplement No. 13 after the discussion of “Other Policies,” which ends on page 114 of the prospectus.  Note that any discussion regarding the probable acquisition of a property or portfolio of properties under “Property Transactions – Probable Acquisitions” will be superseded to the extent that the property or one or more of the properties that make up the portfolio, as the case may be, are acquired.  Such acquisitions are discussed under “Property Transactions – Acquired Properties.”

Description of Real Estate Assets

Property Transactions – Acquired Properties

Our joint venture, MB REIT purchased the following properties on the respective dates indicated below.

Plaza at Eagles Landing; Stockbridge, Georgia

On November 2, 2006, MB REIT acquired through MB Eagles Stockbridge, LLC, a Delaware limited liability company, ("MBES"), a wholly-owned subsidiary formed for this purpose, a fee simple interest in a new construction shopping center known as Plaza at Eagles Landing containing approximately 33,265 gross leasable square feet. The center is located at 1060 Eagles Landing Parkway in Stockbridge, Georgia.  Plaza at Eagles Landing was built in late 2005 and 2006.  As of November 1, 2006, this property was one-hundred percent (100%) occupied, with a total of approximately 33,265 square feet leased to 11 tenants.  This property is located in the Atlanta retail market and Forest Park/Jonesboro/Clayton retail submarket and competes with at least six (6) other retail centers within its submarket.

MB REIT purchased this property from an unaffiliated third party, The Eagle Soars, LLC, for approximately $9.5 million.  MB REIT purchased this property for cash.  At closing, MBES entered into loan documents as the borrower of approximately $5.3 million from Allstate Life Insurance Company (referred to herein as Allstate). MBES’s obligations are secured by a first priority mortgage on the property. MBES also granted a security interest to Allstate in, among other things, certain tangible and intangible personal property interests of MBES related to the property.  The loan bears interest at the rate of 5.70% per annum. MBES is required to make interest-only payments on a monthly basis in the approximate amount of $25,223 until the loan matures on November 1, 2011. Upon maturity, MBES will pay the outstanding principal balance of the loan along with any accrued and unpaid interest and any other amounts due pursuant to any of the loan documents. MBES may, in certain circumstances, after December 1, 2007, prepay the unpaid principal balance of the loan, in whole but not in part, along with all other sums secured by the mortgage and a prepayment premium.

The loan documents contain various customary events of default, including, among others, nonpayment of principal, interest, fees or other amounts; material representation or warranty that is materially false or misleading; violation of covenant prohibiting certain transfers and creation of certain encumbrances; and certain bankruptcy events. If an event of default occurs under the loan, then, among other things, Allstate may declare, subject to customary cure rights granted to MBES, the entire outstanding balance of the loan, including all accrued and unpaid interest, any prepayment premiums, late charges and other amounts, to be immediately due and payable. Under certain circumstances, including, for example, the commission of fraud, engaging in a prohibited transfer or the incurrence of any prohibited indebtedness, MB REIT, as a sole member of MBES, may be liable for the obligations of MBES under the loan documents. In connection with the loan, MBES has agreed to indemnify Allstate again losses suffered by Allstate arising under environmental laws or otherwise resulting from the presence of hazardous material on the property. MBES and MB REIT jointly and severally also have agreed to indemnify Allstate against any losses that may be caused by acts of terrorism.

MB REIT does not intend to make significant repairs or improvements to this property over the next few years.  However, if any repairs or improvements are made, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

MB REIT is of the opinion that the property is adequately covered by insurance when purchased.

One tenant, Walgreens, leases more than ten percent (10%) of the total gross leasable area of the property.  The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Walgreens	14,820	45	20.45	04/06	04/81*

*Walgreens has the option to terminate its lease as of March 31, 2031 upon giving six months prior notice to the lessor and, to the extent the lease remains in effect, additional options to terminate every five years thereafter upon giving six months notice to the lessor.

The Walgreens lease also contains an exclusivity provision in favor of the tenant and restricts the lessor from leasing to a restaurant, except for a coffee shop, fast food restaurant or other restaurant that generates less than 20% of its total revenue from the sale of alcoholic beverages and is located within the western-most 3,500 square feet of space identified as “shops” on the site plan.

Real estate taxes paid in 2006 for the tax year ended 2006 (the most recent tax year for which information is generally available) were approximately $62,861.  The real estate taxes paid were calculated by multiplying Plaza at Eagles Landing’s assessed value by a tax rate of 3.747%.

For federal income tax purposes, the depreciable basis in this property will be approximately $7.1 million.  MB REIT calculates depreciation expense for tax purposes using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

The following table sets forth certain information with respect to the expiration of leases currently in place at this property:

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2006	0	—	—	—
2007	0	—	—	—
2008	0	—	—	—
2009	0	—	—	—
2010	0	—	—	—
2011	8	14,300	310,149	40.91%
2012	0	—	—	—
2013	0	—	—	—
2014	0	—	—	—
2015	1	1,645	60,865	13.28%

The table below sets forth certain information with respect to the occupancy rate at Plaza at Eagles Landing expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	5%	37.00

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants only require that the tenants pay these expenses up to a certain amount.

Bradley Portfolio:  Glendale Heights, Illinois; Greensboro, North Carolina; Athens, Georgia; Mechanicsburg, Pennsylvania; Deer Park, Texas and St. Charles, Illinois

On the respective dates listed in the table below, MB REIT purchased, through wholly-owned subsidiaries formed for this purpose, fee simple interests in four retail properties, one office property and three industrial properties from affiliates of Bradley Associates Limited Partnership, an unaffiliated third party.  With these purchases, MB REIT has now purchased twelve properties out of the portfolio of thirty-three properties.  The following table sets forth certain information with respect to the location and the approximate gross leasable area (GLA) of the eight properties closed:

Date			Approximate GLA	Approximate Purchase
Closed	Type	Address	(Sq. Ft.)	Price ($)
11/03/06	R	125 E. Army Trail Road, Glendale Heights, Illinois	42,000	5,700,000
11/03/06	R	135 E. Army Trail Road, Glendale Heights, Illinois	10,000	1,900,000
11/03/06	R	145 E. Army Trail Road, Glendale Heights, Illinois	8,820	1,800,000
11/07/06	O	725 Regional Road, Greensboro, North Carolina	113,526	13,000,000
11/08/06	R	1575 Lexington Road, Athens, Georgia	46,000	10,500,000
11/09/06	I	4500 Westport Drive, Mechanicsburg, Pennsylvania	178,600	7,900,000
11/09/06	I	1114 Seaco Avenue, Deer Park, Texas	22,980	5,900,000
11/09/06	I	315 Kirk Road, St. Charles, Illinois	299,176	14,400,000

R = Retail

O = Office

I = Industrial

MB REIT purchased these properties for a total purchase price of approximately $61.1 million in cash.  MB REIT may later borrow monies using one or more of the properties as collateral.

MB REIT does not intend to make significant repairs or improvements to any of these eight properties over the next few years. However, if any repairs or improvements are required, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

The eight properties compete with similar properties within their respective market areas.  Each property competes with at least the number of similar properties reflected in the following table:

Property	Market/Submarket	Min. No. of Competitive Properties in Submarket
125, 135 and 145 E. Army Trail Road Glendale Heights, Illinois	Chicago, Illinois/Far West Suburbs	127
725 Regional Road, Greensboro, North Carolina	Greensboro, North Carolina/Greensboro Airport	6
1575 Lexington Road, Athens, Georgia	Athens, Georgia/Clarke County	2
4500 Westport Drive, Mechanicsburg, Pennsylvania	Central Pennsylvania/Greater Harrisburg	Not Available
1114 Seaco Avenue, Deer Park, Texas	Houston, Texas/Northwest	5
315 Kirk Road, St. Charles, Illinois	Chicago, Illinois/Central Kane and DuPage County	5

MB REIT is of the opinion that these eight properties are adequately covered by insurance.

The following table reflects the years during which each of the properties was built:

Property	Year of Construction
125 E. Army Trail Road, Glendale Heights, Illinois	1987
135 E. Army Trail Road, Glendale Heights, Illinois	1987
145 E. Army Trail Road, Glendale Heights, Illinois	1987
725 Regional Road, Greensboro, North Carolina	1988
1575 Lexington Road, Athens, Georgia	1999
4500 Westport Drive, Mechanicsburg, Pennsylvania	1996
1114 Seaco Avenue, Deer Park, Texas	1999
315 Kirk Road, St. Charles, Illinois	1970 (53,000 square feet)
1993 (81,000 square feet)
1995 (175,000 square feet)

As of November 1, 2006, the eight properties were one hundred percent (100%) occupied.  Each of the eight properties has one tenant that occupies one hundred percent (100%) of the total gross leasable area of that property. The leases for the eight properties require the respective tenants to pay base annual rent on a monthly basis as follows:

		Approximate GLA (Sq. Ft.)	Renewal	Base Rent per Square Foot per		Lease	Term
Address	Tenant	Square Feet	Options	Annum ($)		Beginning	To

125 E. Army Trail Road,	TSA Sports, Inc.	42,000	4/5 yrs.	10.05	(1)	02/05	01/10
Glendale Heights, Illinois						02/10	01/15

135 E. Army Trail Road,	Cardinal Fitness	10,000	2/5 yr.	13.50		12/06	11/11
Glendale Heights, Illinois				14.85		12/11	11/16

145 E. Army Trail Road, Glendale Heights, Illinois	Ulta Salon, Cosmetics & Fragrance, Inc.	8,820	1/5 yrs.	15.57	04/04	03/09

725 Regional Road, Greensboro, North Carolina	EDS Information Services LLC	113,526	2/5 yr.	10.68	09/03	08/08

1575 Lexington Road,	Eastwynn Theaters,	46,000	1/7 yrs.	16.56	07/04	06/09
Athens, Georgia	Inc.			18.21	07/09	06/14
				20.03	07/14	06/19
				22.04	07/19	06/23

4500 Westport Drive, Mechanicsburg, Pennsylvania	FMC Corporation- Bioployme	178,600	3/5 yrs.	3.15 3.19 3.22	07/06 07/07 07/08	06/07 06/08 06/09
				3.27	07/09	06/10
				3.31	07/10	06/11
				3.35	07/11	06/12
				3.39	07/12	06/13
				3.43	07/13	06/14

1114 Seaco Avenue, Deer Park, Texas,	Caleb Brett USA, Inc.	22,980	2/5 yrs.	18.02 18.83	09/04 09/09	08/09 08/14

315 Kirk Road,	DOPACO	299,176	1/5 yrs.	3.67	08/03	12/08
St. Charles, Illinois				4.05	01/09	12/13
				4.47	01/13	12/15

(1)

Future base rent per square foot is increased based upon annual increases in the Consumer Price Index.

The three properties located in Glendale Heights, Illinois are combined on one tax parcel and are obligated to pay their pro rata share in accordance with the terms of their respective leases.  The tenants at each of the other properties may be responsible for paying real estate taxes directly to the taxing authorities in accordance with the terms of their leases. Real estate taxes payable in 2006 for the tax year ended 2005 or 2006, depending on the respective taxing authorities, (the most recent tax year for which information is generally available) were calculated by multiplying the assessed value of the property by the respective tax rate listed below.  The amounts listed below for the Glendale Heights, Illinois properties were allocated proportionately based on the gross leasable square feet of each respective property.

For federal income tax purposes, the total depreciable basis in these eight properties is approximately $45.8 million. MB REIT calculates depreciation expense for tax purposes using the straight-line method. MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively. The following table indicates the real estate tax amounts, real estate tax rates and estimated income tax basis for each property.

	Real Estate	Real Estate	Income Tax Depreciable
Address	Tax Amount ($)	Tax Rate (%)	Basis ($)
			(in millions)

125 E. Army Trail Road, Glendale Heights, Illinois	94,903	7.72	4.3
135 E. Army Trail Road, Glendale Heights, Illinois	22,595	7.72	1.4

145 E. Army Trail Road, Glendale Heights, Illinois	19,943	7.72	1.4
725 Regional Road, Greensboro, North Carolina*	135,467	1.27	9.8
1575 Lexington Road, Athens, Georgia*	79,379	3.30	7.8
4500 Westport Drive, Mechanicsburg, Pennsylvania	80,057	14.23	5.9
1114 Seaco Avenue, Deer Park, Texas	40,612	3.32	4.4
315 Kirk Road, St. Charles, Illinois	226,364	6.73	10.8

* Tenant is obligated to pay its real estate taxes directly to the taxing authorities.

The table below sets forth certain information, to the extent historical information is available, with respect to the occupancy rate at each of the three properties expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot for each year in the five-year period ended December 31, 2005.

	Occupancy Rates as of December 31,
Address	2001	2002	2003	2004	2005

125 E. Army Trail Road,	100%	100%	100%	100%	100%
Glendale Heights, Illinois

135 E. Army Trail Road,	100%	100%	100%	100%	100%
Glendale Heights, Illinois

145 E. Army Trail Road,	100%	100%	100%	100%	100%
Glendale Heights, Illinois

725 Regional Road,	100%	100%	100%	100%	100%
Greensboro, North Carolina

1575 Lexington Road,	100%	100%	100%	100%	100%
Athens, Georgia

4500 Westport Drive,	100%	100%	100%	100%	100%
Mechanicsburg, Pennsylvania

1114 Seaco Avenue,	100%	100%	100%	100%	100%
Deer Park, Texas

315 Kirk Road,	100%	100%	100%	100%	100%
St. Charles, Illinois

	Effective Annual Rent per Square Foot ($) as of December 31,
Address	2001	2002	2003	2004	2005

125 E. Army Trail Road,	8.93	8.93	8.93	8.93	10.05
Glendale Heights, Illinois

135 E. Army Trail Road,	15.00	15.00	15.00	15.00	15.00
Glendale Heights, Illinois

145 E. Army Trail Road,	14.09	14.09	14.09	15.57	15.57
Glendale Heights, Illinois

725 Regional Road,	10.03	10.03	10.68	10.68	10.68
Greensboro, North Carolina

1575 Lexington Road,	15.05	15.05	15.05	16.56	16.56
Athens, Georgia

4500 Westport Drive,	N/A	N/A	N/A	3.07	3.10
Mechanicsburg, Pennsylvania

1114 Seaco Avenue,	16.35	16.35	16.35	17.83	17.83
Deer Park, Texas

315 Kirk Road,	N/A	N/A	3.67	3.67	3.67
St. Charles, Illinois

Plan of Distribution

The following information, which was previously inserted at the end of the “Plan of Distribution” section on page 171 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of November 9, 2006.

	Shares	Gross proceeds ($) (1)	Commissions and fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	119,897,505	1,198,975,050	125,892,380	1,073,082,670

Shares sold pursuant to our distribution reinvestment program:	1,442,782	13,706,430	-	13,706,430

	121,360,287	1,212,881,480	125,892,380	1,086,989,100

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.